SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                     --------------------------------------
                          OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))
                     --------------------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                     --------------------------------------
                                   676235 10 4
                      (CUSIP Number of Class of Securities)
                     --------------------------------------
                                JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

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Transaction valuation $86,154,144*             Amount of filing fee $17,231
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* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, as well as the exercise of all exercisable and outstanding stock options, of Official Payments Corporation at a price of $3.00 per share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding and 5,765,172 shares underlying stock options. Based on the foregoing, the transaction value is equal to the product of 28,718,048 shares and $3.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $17,231

          Form or Registration No.: Schedule TO-T/A

          Filing Party: Tier Technologies, Inc.

          Date Filed: June 20, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [ ]  going-private transaction subject to Rule 13e-3.
          [X]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. 676235 10 4                  13D                           Page 2 of 6

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                    Tier Technologies, Inc.

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               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  [ ]
                    (b)  [X]

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               3.   SEC Use Only

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               4.   Source of Funds (See Instructions) WC

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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

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               6.   Citizenship or Place of Organization California

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Number of           7.   Sole Voting Power None
Shares
Beneficially   -----------------------------------------------------------------
Owned by            8.   Shared Voting Power 22,372,503 (1)
Each
Reporting      -----------------------------------------------------------------
Person With         9.   Sole Dispositive Power None

               -----------------------------------------------------------------
                    10.  Shared Dispositive Power 22,372,503 (1)

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,372,503 (1)

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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               13.  Percent of Class Represented by Amount in Row (11) 97.5% (1)

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               14.  Type of Reporting Person (See Instructions)
                    CO

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     (1) The 22,372,503 shares listed in Rows 8, 10 and 11 and the 97.5% percent listed in Row 13 include 63,189 shares subject to guarantee of delivery or receipt of additional documentation.

CUSIP No. 676235 10 4                  13D                           Page 3 of 6

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                    Kingfish Acquisition Corporation.

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               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  [ ]
                    (b)  [X]

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               3.   SEC Use Only

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               4.   Source of Funds (See Instructions) AF

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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

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               6.   Citizenship or Place of Organization Delaware

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Number of           7.   Sole Voting Power None
Shares
Beneficially   -----------------------------------------------------------------
Owned by            8.   Shared Voting Power 22,372,503 (1)
Each
Reporting      -----------------------------------------------------------------
Person With         9.   Sole Dispositive Power None

               -----------------------------------------------------------------
                    10.  Shared Dispositive Power 22,372,503 (1)

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,372,503 (1)

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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               13.  Percent of Class Represented by Amount in Row (11) 97.5% (1)

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               14.  Type of Reporting Person (See Instructions) CO

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     (1) The 22,372,503 shares listed in Rows 8, 10 and 11 and the 97.5% percent listed in Row 13 include 63,189 shares subject to guarantee of delivery or receipt of additional documentation.

                                   SCHEDULE TO

     This Amendment No. 6 amends and supplements the Tender Offer Statement, as amended, on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on June 11, 2002, relating to a tender offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 6. Purposes of the Transaction and Plans or Proposals

          The information set forth in Item 8 below is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

          Item 8 of the Schedule TO is hereby amended and supplemented to add the following:

               At 5:00 p.m., New York City time, on Wednesday, July 24, 2002, the Offer expired. Based on a preliminary count from Mellon Investor Services, depositary for the Offer, 22,372,503 Shares were validly tendered and not withdrawn pursuant to the Offer, which constitute approximately 97.5% of the outstanding Shares. Of the total number of Shares tendered, 63,189, or approximately 0.2% of the outstanding Shares, were tendered pursuant to notices of guaranteed delivery. The Company has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Upon the acceptance for payment of all validly tendered Shares (including Shares tendered pursuant to notices of guaranteed delivery), Parent and Purchaser will own a sufficient number of Shares to effect the Merger under Delaware General Corporation Law without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares that were not tendered in the Offer (other than Shares held in treasury or by any of the Company's subsidiaries, Parent or any of Parent's subsidiaries, which Shares will be cancelled and retired and shall cease to exist and no consideration will be exchanged therefor), will be cancelled and converted into the right to receive $3.00 per Share in cash, without interest, subject to the rights of the holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly-owned subsidiary of Parent.

               In connection herewith, Parent and Purchaser will not conduct a subsequent offering period.

               A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(G).

Item 12. Exhibits

         (a)(1)(A)    Offer to Purchase, dated February 25, 2000.

         (a)(1)(B)    Letter of Transmittal.

         (a)(1)(C)    Notice of Guaranteed Delivery.

         (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(1)(G)    Press release issued by Parent and Purchaser, dated
                      June 11, 2002, announcing the commencement of the Offer.

         (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

         (a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

         (a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.

         (a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al., filed in the Court of Chancery of the State of Delaware on June 19, 2002.

         (a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.

         (a)(5)(E) Press release issued by Parent, dated July 10, 2002, regarding extension of the Offer until 5:00 p.m., New York City time, on July 24, 2002.

         (a)(5)(F) Press release issued by Parent, dated July 10, 2002, regarding status of the Offer.

         (a)(5)(G) Press release issued by Parent, dated July 25, 2002, regarding expiration of the Offer and acceptance of validly tendered Shares.

         (b)          Not applicable.

         (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

         (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

         (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

         (d)(4)       Form of Employment Agreement.

         (g)          Not applicable.

         (h)          Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  KINGFISH ACQUISITION CORPORATION


                                  By:  /s/ James L. Bildner
                                       ------------------------------
                                  Name: James L. Bildner
                                  Title: President and Chief Executive Officer
                                  Date: July 25, 2002

                                  TIER TECHNOLOGIES, INC.


                                  By:  /s/ James L. Bildner
                                       ------------------------------
                                  Name: James L. Bildner
                                  Title: Chairman and Chief Executive Officer
                                  Date: July 25, 2002

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

(a)(1)(A)      Offer to Purchase, dated June 11, 2002.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.*

(a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.*

(a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.*

(a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al. filed in the Court of Chancery of the State of Delaware on June 19, 2002.*

(a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.*

(a)(5)(E) Press release issued by Parent, dated July 10, 2002, regarding extension of the Offer until 5:00 p.m., New York City time, on July 24, 2002.*

(a)(5)(F) Press release issued by Parent, dated July 10, 2002, regarding status of the Offer.*

(a)(5)(G) Press release issued by Parent, dated July 25, 2002, regarding expiration of the Offer and acceptance of validly tendered Shares.

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.*

(d)(4)         Form of Employment Agreement.*


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* Previously filed.